                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                ---------------------

                                     SCHEDULE 13D
                                    (Rule 13d-101)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                    RULE 13d-2(a)

                         Industrial Distribution Group, Inc.
--------------------------------------------------------------------------------
                                   (Name of Issuer)

                            COMMON STOCK, par value $0.01
--------------------------------------------------------------------------------
                            (Title of Class of Securities)

                                       45061100
--------------------------------------------------------------------------------
                                     CUSIP Number

                            Edmundson International, Inc.
                                  31356 Via Colinas
                         Westlake Village, California  91362
                                    (818) 991-9000

                                   with a copy to:

                               Timothy G. Hoxie, Esq.
                          Heller Ehrman White & McAuliffe
                                  333 Bush Street
                          San Francisco, California  94104
                                   (415) 772-6052
--------------------------------------------------------------------------------
                         (Name, address and telephone number
             of person authorized to receive notices and communications)

                                   October 7, 1998
                                   ---------------
                            (Date of Event which requires
                              filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /

                           (Continued on following pages)


                                 (Page 1 of 19 Pages)

CUSIP NO. 45061100                    13D                   Page 2 of 19 pages
--------------------------------------------------------------------------------
1)   NAMES OF REPORTING PERSONS         Edmundson International, Inc.

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) / /
                                                                      (b) /X/
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                                                  WC

--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                    / /
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION                        California

--------------------------------------------------------------------------------
               7)   SOLE VOTING POWER                               -0-
 NUMBER OF
  SHARES       -----------------------------------------------------------------
BENEFICIALLY   8)   SHARED VOTING POWER                          410,000
   OWNED
  BY EACH      -----------------------------------------------------------------
 REPORTING     9)   SOLE DISPOSITIVE POWER                          -0-
  PERSON
   WITH        -----------------------------------------------------------------
               10)  SHARED DISPOSITIVE POWER                     410,000

--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                                                                 410,000
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                   / /

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               4.8%

--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON                                         CO

--------------------------------------------------------------------------------

CUSIP NO. 45061100                    13D                   Page 3 of 19 pages
--------------------------------------------------------------------------------
1)   NAMES OF REPORTING PERSONS    Consolidated Electrical Distributors, Inc.

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) / /
                                                                      (b) /X/
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                                                  AF

--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                    / /
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION                        Delaware

--------------------------------------------------------------------------------
               7)   SOLE VOTING POWER                               -0-
 NUMBER OF
  SHARES       -----------------------------------------------------------------
BENEFICIALLY   8)   SHARED VOTING POWER                          410,000
   OWNED
  BY EACH      -----------------------------------------------------------------
 REPORTING     9)   SOLE DISPOSITIVE POWER                          -0-
  PERSON
   WITH        -----------------------------------------------------------------
               10)  SHARED DISPOSITIVE POWER                     410,000

--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                                                                 410,000
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                   / /
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               4.8%

--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON                                         CO

--------------------------------------------------------------------------------

CUSIP NO. 45061100                    13D                   Page 4 of 19 pages
--------------------------------------------------------------------------------
1)   NAMES OF REPORTING PERSONS                   Portshire Corp.

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) / /
                                                                      (b) /X/
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                                                  AF

--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                    / /
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION                        Texas

--------------------------------------------------------------------------------
               7)   SOLE VOTING POWER                               -0-
 NUMBER OF
  SHARES       -----------------------------------------------------------------
BENEFICIALLY   8)   SHARED VOTING POWER                          60,000
   OWNED
    BY         -----------------------------------------------------------------
   EACH        9)   SOLE DISPOSITIVE POWER                          -0-
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH        10)  SHARED DISPOSITIVE POWER                     60,000

--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                                                                 60,000
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                   / /
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               0.7%

--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON                                         CO

--------------------------------------------------------------------------------

CUSIP NO. 45061100                    13D                   Page 5 of 19 pages
--------------------------------------------------------------------------------
1)   NAMES OF REPORTING PERSONS         Lincolnshire Associates, Ltd.

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) / /
                                                                      (b) /X/
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                                                  WC

--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                    / /

--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION                        Texas

--------------------------------------------------------------------------------
               7)   SOLE VOTING POWER                               -0-
 NUMBER OF
  SHARES       -----------------------------------------------------------------
BENEFICIALLY   8)   SHARED VOTING POWER                          60,000
   OWNED
    BY         -----------------------------------------------------------------
   EACH        9)   SOLE DISPOSITIVE POWER                          -0-
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH        10)  SHARED DISPOSITIVE POWER                     60,000

--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                                                                 60,000
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                   / /

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               0.7%

--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON                                         PN

--------------------------------------------------------------------------------

CUSIP NO. 45061100                    13D                   Page 6 of 19 pages
--------------------------------------------------------------------------------
1)   NAMES OF REPORTING PERSONS    Employees' Retirement Plan of Consolidated
                                   Electrical Distributors, Inc.

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) / /
                                                                      (b) /X/
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                                                  WC

--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                    / /
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION                        California

--------------------------------------------------------------------------------
               7)   SOLE VOTING POWER                            100,000
 NUMBER OF
  SHARES       -----------------------------------------------------------------
BENEFICIALLY   8)   SHARED VOTING POWER                              0-
   OWNED
    BY         -----------------------------------------------------------------
   EACH        9)   SOLE DISPOSITIVE POWER                       100,000
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH        10)  SHARED DISPOSITIVE POWER                        -0-

--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                                                                 100,000
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                   / /
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               1.2%

--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON                                         EP

--------------------------------------------------------------------------------

CUSIP NO. 45061100                    13D                   Page 7 of 19 pages

                                    INTRODUCTION

     Edmundson International, Inc., a California corporation, hereby files this Statement on Schedule 13D (the "Statement") on behalf of the Reporting Persons identified in Item 2 below pursuant to the Agreement With Respect To Schedule 13D attached hereto as Exhibit 7(1).


     Item 1.   SECURITY AND ISSUER.


     The class of equity securities to which this Statement relates is the common stock, $0.01 par value (the "Common Stock"), of Industrial Distribution Group, Inc. (The "Issuer"), a corporation incorporated under the laws of Delaware whose principal executive offices are located at 2500 Royal Place, Tucker, Georgia 30084.


     Item 2.   IDENTITY AND BACKGROUND.


     This Statement is filed on behalf of Edmundson International, Inc., a California corporation ("Edmundson International"), Consolidated Electrical Distributors, Inc., a Delaware corporation ("CED"), Portshire Corp., a Texas corporation ("Portshire Corp."), Lincolnshire Associates, Ltd., a Texas limited partnership ("Lincolnshire Associates"), and Employees' Retirement Plan of Consolidated Electrical Distributors, Inc., a defined benefit plan ("CED Pension Plan") (collectively, the "Reporting Persons").

CUSIP NO. 45061100                    13D                   Page 8 of 19 pages

     a.   EDMUNDSON INTERNATIONAL.


     The principal executive offices of Edmundson International are located at 31356 Via Colinas, Westlake Village, California, 91362. Edmundson International is a California corporation whose principal business is the making of investments. The directors and executive officers of Edmundson International are set forth in Schedule 1 to this Statement. Edmundson International is a wholly owned subsidiary of CED.


     b.   CED.


     The principal executive offices of CED are located at 31356 Via Colinas, Westlake Village, California, 91362. CED is a Delaware corporation whose principal business is the wholesale distribution of electrical equipment. The directors and executive officers of CED are set forth in Schedule 2 to this Statement.


     c.   PORTSHIRE CORP.


     The principal executive offices of Portshire Corp. are located at 2550 Midway Road, Suite 220, Carrollton, Texas 75006. Portshire Corp. is a Texas corporation. Portshire Corp. is wholly owned by Edmundson International. Portshire Corp. is the sole general partner of Lincolnshire Associates. Portshire Corp. manages real properties and services real estate secured loans. The directors and executive officers of Portshire Corp. are set forth in
Schedule 3 of this Statement.

CUSIP NO. 45061100                    13D                   Page 9 of 19 pages


     d.   LINCOLNSHIRE ASSOCIATES.


     The principal executive offices of Lincolnshire Associates are located at 2550 Midway Road, Suite 220, Carrollton, Texas 75006, c/o Portshire Corp. Lincolnshire Associates is a Texas limited partnership formed for the purpose of making investments.


     e.   CED PENSION PLAN.


          The principal executive offices of CED Pension Plan are located at 700
S. Flower Street, Los Angeles, California 90071, c/o BNY Western Trust Company. CED Pension Plan is a defined benefit plan within the meaning of the Employee Retirement Income Security Act of 1974. CED Pension Plan is organized as a trust under the laws of California.


     During the last five years none of the Reporting Persons, nor any of their individual directors or executive officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

CUSIP NO. 45061100                    13D                   Page 10 of 19 pages


     Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


     Between September 23, 1998 and October 7, 1998, the Reporting Persons purchased in a series of separate broker-assisted purchases on the open market 510,000 shares of the Issuer's Common Stock. The total funds required to complete the purchases was $2,744,015.93 (inclusive of broker commissions). All funds were obtained from working capital of the Reporting Persons. A table identifying each purchase is included in Item 5(c).


          Item 4.   PURPOSE OF TRANSACTION.


     The Reporting Persons acquired the shares of the Common Stock reported herein for investment purposes. Consistent with such purposes, the Reporting Persons expect to have discussions with management and other shareholders of the Issuer concerning various operational and financial aspects of the Issuer's business. The Reporting Persons may, in the future, also have discussions with management, directors and other shareholders of the Issuer concerning various ways of maximizing long-term shareholder value.

     Depending on the market conditions and other factors that each of the Reporting Persons may deem material to its investment decision, each Reporting Person may purchase additional shares of the Common Stock in the open market or in private transactions. Depending on these same factors, any Reporting Person may sell all or a portion of the shares of the Common Stock that it now owns or hereafter may acquire on the open market or in private transactions.

CUSIP NO. 45061100                    13D                   Page 11 of 19 pages


     Item 5. INTEREST IN SECURITIES OF THE ISSUER.


     (a) and (b) The aggregate number of shares and percentage of Common Stock of the Issuer (based upon the Issuer's report on Form 10Q that it had 8,466,713 shares of Common Stock outstanding as of June 30, 1998) beneficially owned by each person named in Item 2, as well as the number of shares of Common Stock as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, is set forth in the following table.


--------------------------------------------------------------------------------------------------------------------
Reporting Person                  No. of        Percentage           Power to Vote               Power to Dispose
                                   Shares        of Class        Shared          Sole         Shared          Sole
                                Beneficially
                                   Owned
--------------------------------------------------------------------------------------------------------------------
Edmundson International           410,000          4.8%         410,000          -0-          410,000          -0-
--------------------------------------------------------------------------------------------------------------------
CED                               410,000          4.8%         410,000          -0-          410,000          -0-
--------------------------------------------------------------------------------------------------------------------
Portshire Corp.                    60,000          0.7%          60,000          -0-           60,000          -0-
--------------------------------------------------------------------------------------------------------------------
Lincolnshire Associates            60,000          0.7%          60,000          -0-           60,000          -0-
--------------------------------------------------------------------------------------------------------------------
CED Pension Plan                  100,000          1.2%           -0-          100,000          -0-          100,000
--------------------------------------------------------------------------------------------------------------------


     The information required by Item 5 with respect to persons with whom voting or dispositive power is shared is set forth in Item 2.


     (c) To the best knowledge of the Reporting Persons, no person described in paragraph (a) of this Item 5 has effected any transaction in the Common Stock of the Issuer during the past 60 days other than as set forth in the table below:

CUSIP NO. 45061100                    13D                   Page 12 of 19 pages

---------------------------------------------------------------------------------------------
 Date               Purchaser          # Shares       Price          Comm'n     Total Funds
                                                                                  Required
---------------------------------------------------------------------------------------------
 9/23/98         CED Pension Plan        500          $6.4375        $0.120         $3,278.75
---------------------------------------------------------------------------------------------
 9/24/98         CED Pension Plan       24,500        $6.5000        $0.060       $160,720.00
---------------------------------------------------------------------------------------------
 9/29/98         CED Pension Plan       16,400        $6.2271        $0.060       $103,108.44
---------------------------------------------------------------------------------------------
 9/30/98         CED Pension Plan       8,600         $6.1766        $0.060        $53,634.76
---------------------------------------------------------------------------------------------
 10/1/98         CED Pension Plan       10,500        $6.1756        $0.060        $65,473.80
---------------------------------------------------------------------------------------------
 10/2/98         CED Pension Plan        600          $6.2500        $0.060         $3,786.00
---------------------------------------------------------------------------------------------
 10/5/98         CED Pension Plan       38,900        $6.0162        $0.060       $236,364.18
---------------------------------------------------------------------------------------------
 10/7/98         Lincolnshire Ass.      60,000        $5.1250        $0.040       $309,900.00
---------------------------------------------------------------------------------------------
 10/7/98          Edmundson Intl.      350,000        $5.1250        $0.040     $1,807,750.00
---------------------------------------------------------------------------------------------
 TOTAL                                 510,000                                  $2,744,015.93
                                       -------                                  -------------

---------------------------------------------------------------------------------------------


     (d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons and their equity owners has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer.


     (e)  Not applicable.


     Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


     Edmundson International beneficially owns 350,000 shares of Common Stock. Portshire Corp., the general partner of Lincolnshire Associates, is a wholly owned subsidiary of Edmundson International. Lincolnshire Associates beneficially owns 60,000 shares of Common Stock. Therefore, Edmundson International, through its ownership of Portshire Corp., beneficially owns an additional 60,000 shares of Common Stock. Edmundson International is itself a wholly owned subsidiary of CED. Therefore, CED, through its ownership of Edmundson International and

CUSIP NO. 45061100                    13D                   Page 13 of 19 pages

indirect ownership of Portshire Corp., beneficially owns 410,000 shares of Common Stock. CED Pension Plan beneficially owns 100,000 shares of Common Stock.

     A committee makes investment decisions for CED Pension Plan. Any two members of such committee can make decisions for CED Pension Plan. Two of the members on CED Pension Plan's investment committee also make investment decisions for Edmundson International and Lincolnshire Associates, and therefore indirectly, for CED.

     The directors and executive officers of CED have no agreement or understanding of any kind with the members of CED Pension Plan's investment committee regarding the holding, voting or disposition of the Common Stock. Such individuals did, however, collectively cause the Reporting Persons to acquire the shares of Common Stock that are the subject of this Statement. Given the overlaps between the individuals involved in investment decisions for CED and these same individuals' membership on the investment committee of CED Pension Plan, it is likely that these individuals may cause the Reporting Persons to act in concert regarding such actions in the future. As such, the Reporting Persons, although disclaiming membership in a group, have nonetheless filed this Statement on Schedule 13D.


     Item 7.   MATERIAL TO BE FILED AS EXHIBITS.


Exhibit 7 (1).  Agreement with Respect to Schedule 13D.

CUSIP NO. 45061100                    13D                   Page 14 of 19 pages


                                      SIGNATURE


     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: October 19, 1998



                                        Edmundson International, Inc.


                                        By:  /s/ David C. Verbeck
                                            --------------------------

                                        Its: Secretary
                                            --------------------------

CUSIP NO. 45061100                    13D                   Page 15 of 19 pages

                                   LIST OF EXHIBITS


Exhibit No.                   Description                                  Page
-----------                   -----------                                  ----

7(1)              Agreement with Respect to Schedule 13D.                  19

CUSIP NO. 45061100                    13D                   Page 16 of 19 pages

                             SCHEDULE 1 TO SCHEDULE 13D

                            Edmundson International, Inc.

                           DIRECTORS AND EXECUTIVE OFFICERS

--------------------------------------------------------------------------------

                                                          Present Principal
Name and Business Address          Title               Occupation or Employment
-------------------------          -----               ------------------------

--------------------------------------------------------------------------------

K. W. Colburn                      Director                Business Executive
555 Skokie Blvd., Suite 555        President
Northbrook, IL 60062
--------------------------------------------------------------------------------

R. W. Colburn                      Director                Business Executive
555 Skokie Blvd., Suite 555
Northbrook, IL 60062
--------------------------------------------------------------------------------

D. C. Verbeck                      Director                Tax Director of CED
31356 Via Colinas                  Secratary
Westlake Village, CA 91362
--------------------------------------------------------------------------------

J. D. Parish                       Vice President & CFO    Treasurer of CED
31356 Via Colinas
Westlake Village, CA 91362
--------------------------------------------------------------------------------

T. A. Lullo                        Vice President          Vice President of CED
31356 Via Colinas
Westlake Village, CA 91362
--------------------------------------------------------------------------------




--------------------------------------------------------------------------------




--------------------------------------------------------------------------------




--------------------------------------------------------------------------------




--------------------------------------------------------------------------------

CUSIP NO. 45061100                    13D                   Page 17 of 19 pages

                              SCHEDULE 2 TO SCHEDULE 13D

                      Consolidated Electrical Distributors, Inc.

                           DIRECTORS AND EXECUTIVE OFFICERS

--------------------------------------------------------------------------------

                                                          Present Principal
Name and Business Address          Title               Occupation or Employment
-------------------------          -----               ------------------------

--------------------------------------------------------------------------------

K. W. Colburn                      Director                Business Executive
555 Skokie Blvd., Suite 555
Northbrook, IL 60062
--------------------------------------------------------------------------------

R. W. Colburn                      Director                Business Executive
555 Skokie Blvd., Suite 555
Northbrook, IL 60062
--------------------------------------------------------------------------------

C. C. Hogel                        Director                Business Executive
555 Skokie Blvd., Suite 555
Northbrook, IL 60062
--------------------------------------------------------------------------------

A. Monis, Jr.                      Director                Chairman of the Board
31356 Via Colinas                  Chairman of the Board
Westlake Village, CA 91362
--------------------------------------------------------------------------------

S. S. Graham                       Director                Vice Chairman
31356 Via Colinas                  Vice Chairman
Westlake Village, CA 91362
--------------------------------------------------------------------------------

H. D. Bursch                       President               President
31356 Via Colinas
Westlake Village, CA 91362
--------------------------------------------------------------------------------

T. A. Lullo                        Vice President          Vice President
31356 Via Colinas
Westlake Village, CA 91362
--------------------------------------------------------------------------------

J. D. Parish                       Treasurer               Treasurer
31356 Via Colinas
Westlake Village, CA 91362
--------------------------------------------------------------------------------

P. J. Savasta                      Vice President          Vice President
31356 Via Colinas
Westlake Village, CA 91362
--------------------------------------------------------------------------------

R. H. Swan                         Vice President          Vice President
31356 Via Colinas
Westlake Village, CA 91362
--------------------------------------------------------------------------------

D. M. Williams                     Vice President          Vice President
31356 Via Colinas
Westlake Village, CA 91362
--------------------------------------------------------------------------------

D. C. Verbeck                      Secretary               Tax Director
31356 Via Colinas
Westlake Village, CA 91362
--------------------------------------------------------------------------------

CUSIP NO. 45061100                    13D                   Page 18 of 19 pages


                              SCHEDULE 3 TO SCHEDULE 13D

                                   Portshire Corp.

                           DIRECTORS AND EXECUTIVE OFFICERS

--------------------------------------------------------------------------------

                                                          Present Principal
Name and Business Address          Title               Occupation or Employment
-------------------------          -----               ------------------------

--------------------------------------------------------------------------------

D. D. Colburn                      Director                Business Executive
555 Skokie Blvd., Suite 555        President
Northbrook, IL 60062
--------------------------------------------------------------------------------

D. C. Vebeck                    Director                     Tax Director of CED
31356 Via Colinas               Vice President & Secretary
Westlake Village, CA 91362
--------------------------------------------------------------------------------

D. D. Dunham                    Vice President & Treasurer   Vice President
2550 Midway Road, Suite 220
Carrollton, TX 75006
--------------------------------------------------------------------------------




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